Owens-Illinois, Inc.
Toledo, OH 43666
+1 419 247 5000 tel
+1 419 247 8450 fax
www.o-i.com

October 10, 2006

VIA EDGAR TRANSMISSION

Ernest Greene
Office of Manufacturing and Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Owens-Illinois, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 1-9576

Owens-Illinois Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 33-13061

Dear Mr. Greene:

We are in receipt of the Staff’s letter, dated August 21, 2006, with respect to the above-referenced Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.  The Staff’s comments are set forth below in bold, followed by our response to each comment.

Form 10-K for the Year Ended December 31, 2005

Financial Statements

25.       Accounts Receivable Securitization Program, page 108

We have read your response to comment three from our letter dated July 28, 2006.  It is unclear how you have determined that cash inflows related to the collection of receivables purchased from you by SPV1 should be included in operating cash flows.  Paragraph 16(a) of SFAS 95 appears to require these collections to be reflected by SPV1 as investing cash inflows.  Please tell us your basis in GAAP for treating the collection of your accounts receivable by SPV1 as an operating cash inflow rather than an investing cash inflow.  Otherwise, please amend your Forms 10-Q for the quarters ended March 31 and June 30, 2006 and, if material, your Form 10-K for the year ended December 31, 2005 to reflect subsequent collections of the receivables previously sold to SPV1 as an investing activity.  See paragraphs 15 and 16(a) of SFAS 95.

Response: As agreed in the telephone conference with the SEC Staff on Friday, September 15, 2006, the Company will, in future filings, reclassify certain items in its statement of cash flows to reflect the cash inflows related to the subsequent collection of the accounts receivable held by SPV1 at the consolidation date of December 13, 2005 as cash flows from investing activities.  This reclassification will be accomplished by adding a line item to the investing activities section which will read as follows: “Collections on receivables arising from consolidation of receivables securitization program.”  The appropriate amount will then be reclassified to this line from the “Change in components of working capital” line of the operating activities section.

The Company will also disclose the effect of this reclassification, by quarter, in its upcoming Form 10-Q for the quarter ended September 30, 2006 in the portion of Note 3 that discloses information about the accounts receivable securitization program.  The language will be changed as follows from that which appeared in the Company’s Form 10-Q for the quarter ended June 30, 2006:

“During the fourth quarter of 2005, the Company expanded the capacity of its European accounts receivable securitization program from €200 million to €320 million to include operations in Italy and the United Kingdom.  The accounts receivable securitization program provides lower costs of financing than traditional bank debt.  The terms of this expansion resulted in changing from off-balance sheet to on-balance sheet accounting for the program by consolidating both the ~~trade~~ accounts receivable in the program and the secured indebtedness of the same amount.  ~~During the first and second quarters of 2006, cash received from customers in payment of the trade accounts receivable that were in the program at the date of its consolidation amounted to approximately $122.8 million and $4.5 million, respectively.  These receipts are included in determining the changes in components of consolidated working capital as presented in the reconciliation of cash flows from operating activities in the accompanying Condensed Consolidated Statement of Cash Flows.~~

In the Company’s Form 10-Q for the quarters ended March 31 and June 30, 2006, cash received from customers in payment of the accounts receivable that were in the program at the date of its consolidation were included in determining the changes in components of consolidated working capital as presented in the reconciliation of cash flows from operating activities in the Condensed Consolidated Statement of Cash Flows.  However, to more clearly reflect the change from off-balance sheet accounting to on-balance sheet accounting, the Company reclassified the cash flows from these receivables from operating activities to investing activities in the accompanying Condensed Consolidated Statement of Cash Flows.  A similar reclassification in the Condensed Consolidated Statement of Cash Flows in the Company’s Form 10-Q for the quarters ended March 31 and June 30, 2006 would have increased cash utilized in operating activities (and decreased cash utilized in investing activities) by $122.8 million for the three months ended March 31, $4.5 million for the three months ended June 30 and $127.3 million for the six months ended June 30, as follows (dollars in millions):

	As Previously Filed			As Reclassified
	Three	Three	Six	Three	Three	Six
	months	months	months	months	months	months
	ended	ended	ended	ended	ended	ended
	Mar. 31	June 30	June 30	Mar. 31	June 30	June 30
Cash utilized in operating activities	$(151.6)	$55.9	$(95.7)	$(274.4)	$51.4	$(223.0)
Cash provided by (utilized in) investing activities	(50.3)	(66.4)	(116.7)	72.5	(61.9)	10.6

In addition, the following paragraph will be added to Note 1, Significant Accounting Policies as part of the Basis of Consolidated Statements section in the Company’s Form 10-K for the year ended December 31, 2006:

“Certain amounts included in the Consolidated Statement of Cash Flows for the year ended December 31, 2005 have been reclassified to conform to the 2006 presentation.  These amounts, which relate to receipts from customers in payment of the accounts receivable that were in the European accounts receivable securitization program at the date of its consolidation, have been reclassified from operating activities to investing activities.  See Note X for additional information.  While this reclassification had no effect on total cash flows, cash provided by operations and cash utilized in investing activities both decreased by $50.7 million.  Net earnings and share owners’ equity were not affected by this reclassification.”

The reference to Note X, above, will be replaced by the note number that discusses the accounts receivable securitization program, currently Note 25 in the Company’s 2005 10-K.

The following sentence will also be added to the end of the paragraph that describes the change from off-balance sheet to on-balance sheet accounting in Note X to the Company’s Form 10-K for the year ended December 31, 2006:

“Cash inflows related to receipts from customers in payment of the accounts receivable consolidated at December 13, 2005 have been classified as investing cash inflows in the accompanying Consolidated Statement of Cash Flows.”

*              *              *              *              *              *

Owens-Illinois, Inc. acknowledges the following: the company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John J. Huber at (202) 637-2242 or Tracy K. Edmonson at (415) 395-8010 if you have any questions or comments regarding the foregoing.

Very truly yours,

/s/ Edward C. White
Edward C. White
Senior Vice President and Chief Financial Officer

cc:	John J. Huber, Latham & Watkins LLP
Tracy K. Edmonson, Latham & Watkins LLP